 **Matthew Mead** • 1st
Founder & CEO of Hempitecture Inc. | Forbes 30 Under 30: Manufact...
1mo • Edited • 🌐

Today is an exciting day at Hempitecture!

We have officially announced our plans of building a materials manufacturing facility in Southern Idaho. At this facility we will be capable of producing numerous building materials, including HempWool thermal insulation. 🏭🌱

To read the press release of our manufacturing facility, visit 👉
https://lnkd.in/g39VHdQ 👈

In addition to announcing this facility expansion, we have also announced that we are accepting reservations for a fundraising round on Wefunder.

As of this morning, we have $891,020 committed to this $2.5mm round. 📈

Legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in American manufacturing and help fund a more sustainable future built with hemp.

hempitecture

Invest in Hempitecture Inc.: Hempitecture is building a US manufacturing facility for HempWool® insulation | Wefunder

wefunder.com • 5 min read

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Invest in Hempitecture 🚀

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hempitecture

Dear Hempitecture Community,

Today, Hempitecture is making an announcement exclusively to our email list, before it is made public on June 1st.

This announcement is one of the most important moments in the history of our business. **This announcement details how Hempitecture is building the first of its kind, state of the art hemp building materials manufacturing facility in Southern Idaho.**

This facility will be the first hemp insulation manufacturing facility in the United States. We believe that to truly build a better world, biobased building materials like HempWool® insulation must be made more accessible. To be made more accessible, they must be produced locally in the United States. By producing these materials in the United States, we believe we can provide lower costs, shorter lead times, and smaller carbon footprints. This makes hemp building products more affordable, and therefore, more equitable.

We believe that our materials, produced here on US soil, can be a force for positive change in our world, well beyond the borders of our country. We believe that using carbon capturing building materials like HempWool® and hempcrete are imperative for creating a healthier, more sustainable relationship between our built environment and our natural world. Perhaps most importantly of all, we believe that our facility marks the beginning of a future where plant based materials can become the norm, creating healthier homes and happier lives.

Over the years as we've worked to grow our business. We have been challenged, we've had highs, and we've had lows. Throughout it all has been the support of our Hempitecture community: loyal followers and believers who have encouraged us and echoed support of our mission. We've received countless emails from individuals across the world who have asked: "how can we support Hempitecture?"

Today, as we announce the plans for our manufacturing facility, we ask for your help and support. We are offering a portion of our fundraising round through Wefunder via Regulation Crowdfunding. By hosting our raise on Wefunder, supporters like yourselves can invest directly into Hempitecture in exchange for equity. As an investor in Hempitecture, you are helping us bring our manufacturing facility to the finish line and can share in the prosperity of this growing industry.

To learn more about our project and to reserve your investment in Hempitecture, visit https://www.wefunder.com/Hempitecture.

We hope that you join us in creating the future of Truly Sustainable Materials.

Sincerely,

Mattie Mead & Tommy Gibbons
Founding Partners
Hempitecture Inc.

To "reserve" your investment in Hempitecture before our round is released publicly, visit our Wefunder page before June 1st.

INVEST IN HEMPITECTURE INC.
Hempitecture is building a US manufacturing facility for HempWool® insulation
hempitecture
Invest in American manufacturing and help fund a more sustainable future built with hemp.
03 20 07 42
INVEST
1,000

Wefunder Page

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

 **Hempitecture**
Published by Mattie Mead ❓ · June 1 · 🌐



Today, Hempitecture officially announced our plans to build a manufacturing facility in Southern Idaho. This manufacturing facility will be capable of producing numerous biobased building materials, namely HempWool®.

Coinciding with the announcement of our manufacturing facility plans, we have also launched an equity offering. You can "reserve" the right to be an owner of Hempitecture today on Wefunder.

Less than 1 hour into our public launch, we have had $889,420 in commitments.

Will you be joining us?

https://wefunder.com/hempitecture

Legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in American manufacturing and help fund a more sustainable future built with hemp.

WEFUNDER.COM
Invest in Hempitecture Inc.: Hempitecture is building a US manufacturing facility for HempWool® insulatio...

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Bruce Hanson
Great news! I'll stay tuned for facility job postings.
6w

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 **Hempitecture**
Published by Mattie Mead ❓ · June 4 · 🌐



$1.3 million in 3 days.

Thanks for the great write up Let's Talk Hemp:
https://www.letstalkhemp.com/hempitecture-inc/

Reserve your investment today:
https://wefunder.com/hempitecture

Legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any



Invest in American manufacturing and help fund a more sustainable future built with hemp.

WEFUNDER.COM

Invest in Hempitecture Inc.: Hempitecture is building a US manufacturing facility for HempWool® insulatio...

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 **Hempitecture**
Published by Mattie Mead ❓ · June 19 at 6:19 PM · 🌐



Are you interested in learning about the future of Truly Sustainable Materials?

Are you eager to make an impact on an impact focused Public Benefit Corporation like Hempitecture?

Do you want to join a community of over 600 people who have made a commitment to our raise?

Do you want to tour the first #hemp #insulation facility in the US?

Then visit 🔁

https://wefunder.com/hempitecture

Legal disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in American manufacturing and help fund a more sustainable future built with hemp.

WEFUNDER.COM

Invest in Hempitecture Inc.: Hempitecture is building a US manufacturing facility for HempWool® insulatio...

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1 Comment 8 Shares

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 **Matthew Davison**
I want to expand your infrastructure to my section of the states

3w · Edited



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